Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report
Collection Period Ended   31-Mar-2020

Amounts in USD

Dates

Collection Period No.	43			
Collection Period (from... to)	1-Mar-2020	31-Mar-2020		
Determination Date	13-Apr-2020			
Record Date	14-Apr-2020			
Distribution Date	15-Apr-2020			
Interest Period of the Class A-1 Notes (from... to)	16-Mar-2020	15-Apr-2020	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2020	15-Apr-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	532,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	115,970,000.00	87,530,351.67	75,638,826.51	11,891,525.16	102.539667	0.652228
Total Note Balance	**1,497,970,000.00**	**87,530,351.67**	**75,638,826.51**	**11,891,525.16**		

Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62	
Adjusted Pool Balance	1,536,386,784.98	125,940,021.29	114,048,496.13	
Yield Supplement Overcollateralization Amount	54,889,203.04	3,174,308.51	2,812,689.19	
Pool Balance	**1,591,275,988.02**	**129,114,329.80**	**116,861,185.32**	

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.110000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.260000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.460000%	106,495.26	0.918300	11,998,020.42	103.457967
Total		**$106,495.26**		**$11,998,020.42**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	12,132,623.06	(1) Total Servicing Fee	107,595.27
Interest Collections	339,761.16	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	23,720.86	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	124,653.95	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	106,495.26
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	8,537.60	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**12,629,296.63**	(6) Regular Principal Distributable Amount	11,891,525.16
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**12,629,296.63**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	523,680.94
		Total Distribution	**12,629,296.63**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	107,595.27	107,595.27	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	106,495.26	106,495.26	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	106,495.26	106,495.26	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	106,495.26	106,495.26	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	11,891,525.16	11,891,525.16	0.00
Aggregate Principal Distributable Amount	11,891,525.16	11,891,525.16	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,875.46
minus Net Investment Earnings	1,875.46
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,875.46
Net Investment Earnings on the Collection Account	6,662.14
Investment Earnings for the Collection Period	8,537.60

Notice to Investors

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, estimated not to exceed three months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also temporarily curtailing certain collection activities, including repossessions. Different relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	129,114,329.80	15,451
Principal Collections	8,825,699.70	
Principal Collections attributable to Full Pay-offs	3,306,923.36	
Principal Purchase Amounts	0.00	
Principal Gross Losses	120,521.42	
Pool Balance end of Collection Period	116,861,185.32	14,614
Pool Factor	7.34%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.30%
Weighted Average Number of Remaining Payments	50.38	16.13
Weighted Average Seasoning (months)	15.40	54.81

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	115,171,207.15	14,461	98.55%
31-60 Days Delinquent	1,244,936.59	111	1.07%
61-90 Days Delinquent	361,196.68	33	0.31%
91-120 Days Delinquent	83,844.90	9	0.07%
Total	116,861,185.32	14,614	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.381%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	120,521.42	9	24,978,339.91	1,061
Principal Net Liquidation Proceeds	23,674.38		6,448,169.94	
Principal Recoveries	119,454.65		10,923,418.35	
Principal Net Loss / (Gain)	(22,607.61)		7,606,751.62	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.221%)
Prior Collection Period	(0.039%)
Second Prior Collection Period	(0.440%)
Third Prior Collection Period	0.883 %
Four Month Average	0.046%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.478%
Average Net Loss / (Gain)	7,169.42

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.